Return address: Koncernregnskab & Skat, Norregade 21, 0900 Kobenhavn C

Larry Spirgel
Assistant Director
Division of Corporate Finance
US Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
Mail Stop 3561


October 16, 2006
eh

Re.: TDC A/S - Form 20-F for Fiscal Year Ended December 31, 2005,
Filed June 27, 2006 - File No. 1-12998

Dear Mr. Spirgel,

We would like to acknowledge the receipt of the Securities and Exchange Commission's (the "Staff") letter (dated September 15, 2006) with respect to compliance with applicable disclosure requirements for our Form 20-F for the fiscal year ended December 31, 2005.

The headings below correspond to the headings set forth in the comment letter of September 15, 2006. The Staff's comments are highlighted in bold below followed by the Company's responses.


Item 5. Operating and Financial Review and Prospects, page 42

Results of Operations by Business Line, page 46

Comment 1:
     We note that you discuss your results of operations using measures that exclude the impact of special items. It appears to us that you should present and discuss the measure of profitability disclosed in your segment footnote in accordance with IAS 14 (operating income), rather than a measure that excludes certain charges. Please revise your discussion of results of operations by business line in future filings or advise us.

Response 1:
      As mentioned on page 47 we evaluate business line performance based on results adjusted for special items. We believe that the special items excluded from business line results do not reflect the underlying fundamentals of the business, and should be analysed separately. Therefore, the figures included in the tables for each business line, and the related discussions of results, have been adjusted to exclude the impact of spe-

TDC A/S                   Corporate Accounting & Tax     Internet
Norregade 21              Tel.+45 33 99 81 60            www.tdc.dk
DK-0900 Kobenhavn C       Fax +45 33 99 67 96            E-mail:
Tel. +45 33 43 77 77                                     eh@tdc.dk
Fax  +45 33 43 76 18
      cial items previously discussed elsewhere in Item 5. We have in a footnote to each table relating to our Business lines provided narrative information to allow reconciliation of adjusted results to results on an as-reported basis in the segment footnote on page F-21.

      We will in future filings in Item 5 include special items as well as result of operations (operating income) in the tables for each business line. This will allow for a reconciliation of operating income included in the tables in Item 5 to the segment results in the footnote included in the F-pages.


Item 15. Controls and Procedures, page 92

Evaluation of disclosure controls and procedures, page 92

 Comment 2:
     We note your disclosure that your disclosure controls and procedures are "effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required". Please clarify that your disclosure controls and procedures also are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Alternatively, you may simply state that your disclosure controls and procedures are effective. In addition, please revise your disclosure in future filings.

Response 2:
     We confirm that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure, cf. Rule 13a-15(e) of the Exchange Act.

     We will revise our disclosures in future filings accordingly.


Statements of Cash Flows, page F-6

Comment 3:
     Tell us why you presented your statement of cash flows with operating income as the starting point. Tell us how your presentation complies with IAS 7 and what relevant information you are trying to convey through this presentation.

Response 3:
     We have presented our cash flow statement with operating income as the starting point because we believe this is the subtotal that is the most closely related subtotal to cash flow from operating activities.

     According to IAS 7.20, first paragraph, net cash flow from operating activities is determined by adjusting profit or loss for the effects of:

        a) changes during the period in inventories and operating receivables and payables;
        b) non-cash items;
        c) all other items for which the cash effects are investing or financing cash flows.

     In a number of IFRS standards, the term "profit or loss" is taken to mean profit after taxation or "net income". In IAS 7, however, we believe that the meaning of this phrase is unclear. This is evidenced by the fact that Appendix A to IAS 7 provides an illustrative format for the cash flow statement where the reconciliation to cash flow from operating activities begins with profit before taxation, and not net income. While the Appendix is for guidance only and does not form part of the Standard, we believe that it would be unusual to offer official guidance on the application of a Standard that is contrary to that Standard's specific requirements.

     Accordingly, we believe that we comply with the requirements of IAS 7.20.


Note 1 - Significant Accounting Policies, page F-9

Revenue Recognition, page F-13

Comment 4:
     Describe for us in more detail and disclose, in future filings, your revenue recognition policy regarding contract work in process. Explain the nature of the transactions to which you apply the percentage of completion method.

Response 4:
     Revenue and costs from Contract work in process are recognized based on the percentage of completion method. Our accounting policy for contract work in process is further explained on page F-15 and F-16 in our Form 20-F for 2005:

     "Contract work in process
     Contract work in process is measured at the selling price of the work performed and recognized under receivables. The selling price is measured at cost of own labor, materials, etc., the share of indirect production costs and the addition of a share of the profit based on the stage of completion. The stage of completion is measured by comparing costs incurred to date with the estimated total costs for each contract.

     Write-downs are made for anticipated losses on work in process based on assessments of estimated losses on the individual contracts through to completion.

     Payments on account are offset against the value of the individual contract to the extent that such billing does not exceed the amount capitalized. Received payments on account exceeding the amount capitalized are recognized under prepayments from costumers".

     The stage of completion is estimated using an appropriate measure according to the nature of the contract. As mentioned in our accounting policy the stage of completion is measured by comparing costs incurred to date with the estimated total cost for each contract. We believe this method measures reliably the work performed.

     The percentage of completion method relies on estimates of total expected contract revenues and costs, as well as reliable measurement of the progress made towards completion. Unless the financial outcome of a contract can be estimated with reasonable certainty, no attributable profit is recognized.

     Revenue from work in process comprises long-term contractual arrangements primarily related to installation of telephone systems, IT systems, system integrations and other business solutions, etc.

     We will in future filings expand our revenue recognition policy regarding contract work in process.


Comment 5:
     Tell us and disclose, in future filings, the types of transactions for which you act as a principal and the transactions for which you act as an agent.

Response 5:
     Revenue is recognized on a gross basis when we act as a principal with assuming the risks and rewards of ownership of the services. In the major part of our transactions we act as a principal.

     Revenue is recognized on a net basis when we act as an agent without assuming the risks and rewards of ownership of the services, e.g. when invoicing end-customers for third-party content services and use of premium rate numbers. The net recognition of content services takes place because the content provider makes price decisions and takes full responsibility of providing the services. Furthermore, the content providers have the credit risk.

     We will in future filings disclose the types of transactions for which we act as a principal and the types of transactions for which we act as an agent.

     IAS 18 does not include specific guidance on when revenue is recognized on a gross basis when we act as a principal or recognized on a net basis when we act as an agent. Therefore we use the guidance set out in EITF No. 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent". The assessment on whether to recognize on a net or gross basis is based on whether:

     o   we act as principal in the transaction,
     o   we take title to the products
     o we have risks and rewards of ownership, such as the risk of loss for collection, delivery, or returns, and
     o we act as an agent or broker (including performing services, in substance, as an agent or broker) with compensation on a commission or fee basis.


Marketable securities, page F-16

Comment 6:
      We note your disclosure that all fair value adjustments are recognized in the Statements of Income. Please clarify how you have classified your investments under IAS 39 for IFRS and SFAS 115 for US GAAP. Tell us how you have considered any differences in your US GAAP reconciliation.

Response 6:
     All marketable securities are classified in accordance with IAS 39, paragraph 9 as held for trading. In accordance with IAS 39, paragraph 9
     (a)(i), a financial asset is classified as held for trading if it is acquired or incurred principally for the purpose of selling or repurchasing it in the near term.

     All marketable securities have been acquired with the purpose of selling them in the near term.

     The treatment under IAS 39 complies with SFAS 115 paragraphs 12(a) and 13 regarding trading securities and consequently there is no reconciliation item to US GAAP.


Provisions, page F-17

Comment 7:
      We note your disclosure that when you are obligated to demolish an asset or reestablish the site where the asset was used, a liability is "recognized in the Statements of Income". Clarify for us where you record the offset to the liability and tell us your basis in the accounting literature for your policy.

Response 7:
     In our accounting policy for Provisions we state that "When the Group is under an obligation to demolish an asset or re-establish the site where the asset was used, a liability corresponding to the present value of estimated futures costs is recognized in the Statement of Income".

     However, the liability is recognized in the Balance Sheet and is included in the items "Provisions" cf. also the item "Asset retirement obligations" in footnote 24 to the consolidated financial statements (page F-43). The offset to the liability is recorded in the Balance Sheet, and is included in the item "Property, plant and equipment".

     Our accounting policy on asset retirement obligations is in accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets" and the related interpretation in IFRIC 1 "Changes in Existing Decommissioning, Restoration and Similar Liabilities".

     We will revise the wording in our accounting policy on asset retirement obligations in future filings so it is stated that liabilities related to Asset Retirement Obligations are recognized in the Balance Sheet.


Note 2 - Critical Accounting Estimates and Judgments, page F-19

Comment 8:
      You state that a contingent asset is recognized if the certainty or likelihood of a positive or adverse outcome is probable of occurring and the amount is estimable. Tell us your basis in IFRS for recognizing the contingent asset before it is virtually certain and your basis in US GAAP for recognizing the contingent asset before it is realized.

Response 8:
     Our accounting policy on contingent assets follows IAS 37, paragraphs 31-35. Contingent assets are not recognized in financial statements since this may result in the recognition of income that may never be realized. However, when the realization of income is virtually certain, then the related asset is not a contingent asset and its recognition is appropriate.

     No contingent assets have been recognized in the balance sheet at December 31, 2005 or in prior years.

     We will change the wording in future filings as well as expand our present accounting policy to include that contingent assets are not recognized. Under US GAAP we do not recognize assets before realized.

Note 3 - Segment Reporting, page F-21

Comment 9:
      We note your disclosure indicating that your primary segments are presented on the basis of activities. It is unclear to us how your presentation of primary segments represents different business segments, as defined in paragraph 9 of IAS 14. In this regard, we note in your description of your business on page 33 that your "TDC Switzerland" segment's activities include mobile telephony and sales of landline and internet services. Describe for us how you applied the guidance in IAS 14 in identifying your primary and secondary segments. In addition, tell us what information the table entitled "TDC Mobile International, primary segmentation" on page F-22 is intended to convey.

Response 9:
     Identifying our primary and secondary segments
     Our management structure and monthly financial information to the Board of Directors and the Executive Committee are the primary basis for identifying the predominant source and nature of risks and differing rates of return facing our entity, and, therefore, for determining our primary and secondary reporting format for segment reporting.

     The risks and returns related to the TDC Groups activities are affected predominantly by differences in the services provided. Consequently, our primary format for reporting segment information is our business segments, and secondary segment information is reported geographically.

     We have determined our business and geographical segments as the organizational units for which monthly financial information is reported to the Board of Directors and the Executive Committee as well as the senior operating decision makers for our individual business segments, for the purpose of evaluating financial performance and to allocate resources.

     The monthly financial information for the TDC Group to the Board of Directors and the Executive Committee as well as the senior operating decision makers includes the following business segments:
     o TDC Solutions
     o TDC Mobile International
     o TDC Switzerland
     o Other activities

     When evaluating financial performance we focus on operating results de-fined as Operating income before depreciation, amortization and impairment losses for each business segment mentioned above.

     Our business segment TDC Switzerland
     Paragraph 28 of IAS 14 states that the predominant source of risks and returns determines how the entity is organized and managed. Further it states that an entity's organizational and management structure and its internal financial reporting system normally provide the best evidence of the entity's predominant source of risks and returns for purpose of its segment reporting. Therefore, except in rare circumstances, an entity will report segment information in its financial statements on the same basis as it reports internally to key management personnel.

     As mentioned above monthly financial information regarding TDC Switzerland is included as one business segment in the monthly reports to the Board of Directors and the Executive Committee as well as the senior operating decision makers. This reflects how the entity is organized and managed, as well as how the Board of Directors and the Executive Committee in TDC Switzerland as well as TDC monitors the Swiss business. Neither the reporting to the Board of Directors and the Executive Committee for TDC Switzerland nor the Board of Directors or the Executive Committee for the TDC Group includes information on Operating income before depreciation, amortization and impairment losses other than for TDC Switzerland as a whole.

     The monthly financial information for TDC Switzerland includes and comments on revenue, transmission costs and raw materials as well as gross margins for the product lines Mobile telephony, Landline telephony and Internet services.

     No expenses other than transmission costs and raw materials are allocated to the underlying product lines. Instead all TDC Switzerland external charges, such as expenses to customer care, marketing and sales, IT-functions, administrative functions, etc. are analyzed by each cost category under TDC Switzerland as a whole.

     According to paragraph 18 of IAS 14 such costs may have been allocated to the underlying product lines for internal financial reporting purposes on a basis that is understood by entity management but that could be deemed subjective, arbitrary, or difficult to understand by external users of financial statements. Therefore, such an allocation would not constitute a reasonable basis under the definitions of segment expenses (and segment assets and segment liabilities as well) in IAS 14. Further paragraph 48 of IAS 14 states it is not appropriate to force allocation of entity asset, liability, revenue, and expense items that relate jointly to two or more segments, if the only basis for making those allocations is arbitrary or difficult to understand.

     However, we can inform you that no financial information is available at any lower level (cf. paragraph 32 (b) and 32(c) of IAS 14) showing allocated expenses or Operating income before depreciation, amortization and impairment losses for the underlying product lines. Nor do we have IT-systems that could support such cost allocation and reporting. Therefore, in accordance with paragraphs 16-18 of IAS 14, we have not allocated expenses other than transmission costs for internal financial reporting purposes. Finally, if such allocation was possible, we consider the basis for making those allocations arbitrary or difficult to understand.

     Each reporting period we assess our reportable segments in accordance with IAS 14 to take into account any organization changes or other relevant factors. In addition, we expect to reassess our segments pursuant to the requirements of ED 8 once the final standard is issued. Accordingly, we monitor our segments on an ongoing basis pursuant to the requirements of IFRS.

     Our business segment TDC Mobile International
     The table entitled "TDC Mobile International, primary segmentation" on page F-22 is intended to convey a sub-specification of the business segment "TDC Mobile International" shown in the table "Activities - primary segment". The mobile businesses "Domestic operations" and "European network operators" are both network operators as opposed to "European services providers". Network operators are subject to risks and returns that are different from service providers. Domestic network operators and European network operators are disclosed separately as this is considered to be relevant additional information for our investors.

     The monthly financial information to the Board of Directors and the Executive Committee for the business segment TDC Mobile International includes information about Operating income before depreciation, amortization and impairment losses for Domestic operations, European network operators and European services providers.


Comment 10:
    It appears that you should separately present the results from discontinued operations for each reportable segment, based on paragraph 52 of IAS 14, and a reconciliation of these amounts to entity profit or loss from discontinued operations. Please revise, in future filings, or advise.

Response 10:
     Paragraph 52 of IAS 14 states that an entity shall disclose segment result for each reportable segment, presenting the result from continuing operations separately from the result from discontinued operations.

     Discontinued operations include TDC Directories that was disposed of in 2005. Up to 2004 TDC Directories was a separate reportable segment. No discontinued operations are included in other reportable segments for 2005. Consequently there is no result from discontinued operations in the reportable segments in 2004 and 2005. Hence, it is possible to reconcile the column "TDC Group" in the segment footnote on page F-21 to the Statement of Income on page F-5. The result from continued operations is therefore disclosed separately from discontinued operations.

     In accordance with IFRS 5, par. 33 we have in footnote 12, page F-32, disclosed results from discontinued operations as well as revenue; total operating costs; income taxes and gain related to disposal of discontinued operations. We believe that we have complied with paragraph 52 of IAS 14.



Comment 11:

     In future filings, please present a reconciliation of your segment result from continuing operations to entity profit or loss from continuing operations, pursuant to paragraph 67 of IAS 14.

Response 11:
     Segment reporting on the pages F- 21 and F-22 uses operating income as segment result as required by paragraph 16 of IAS 14. Total operating income for reportable segments on page F-21 can be reconciled to operating income in the Statement of Income on page F-5. Operating income can therefore be reconciled to entity profit or loss from continuing operations by adding net financials and tax. Hence we did not believe that it was necessary to make this additional reconciliation.

     However, we will in future filings present a reconciliation of our segment results from continuing operations to entity profit or loss from continuing operations.


Note 7 - Other income, expenses and government grants, page F-28

Comment 12:
    We note that other income includes income from leases. Tell us and disclose, in future filings, your accounting policy for recognizing lease income.

Response 12:
     Our accounting policy is that lease income from operating leases is recognized on a straight-line basis over the lease term. None of the lease agreements in which we are lessor are classified as finance lease.

     Further, if a sale and leaseback results in a finance lease, any excess of sales proceeds over the carrying amount is recognized as Other income over the lease term.

     We will in future filings disclose our accounting policy for recognizing lease income.


Note 24 - Provisions, page F-44

Comment 13:
     In future filings, disclose the information required by paragraph 85 of IAS 37 with respect to each type of provision.

Response 13:
     Paragraph 85(a) of IAS 37 requires information about nature of the obligation and timing of outflows of economic benefits. According to footnote 24 on page F-43, provisions are related mainly to pending lawsuits, bonuses for management and employees as well as jubilee benefits provided for employees. We believe this is an appropriate disclosure regarding nature of the obligations. Provisions are divided in current and non-current items based on expected outflow of economic benefits.

     According to paragraph 85(b) of IAS 37 an indication of the uncertainties about amount and timing should be disclosed. We will disclose the information required by paragraph 85(b) of IAS 37 in future filings.

     Paragraph 85(c) of IAS 37 relates to expected reimbursement. We have no reimbursement assets; hence this disclosure is not applicable.


Note 33 - Reconciliation to United States Generally Accepted Accounting Principles (US GAAP), page F-55

f) Revenue Recognition, page F-56

Comment 14:
     Please explain for us in more detail the types of arrangements that you have accounted for under EITF 00-21 for US GAAP and describe the nature of the reconciling item, including an explanation of the differences in your policies under IFRS and US GAAP. In addition, expand your disclosure, in future filings, at page F-13 regarding the types of transactions that are considered revenue arrangements with multiple deliverables and your accounting policy.

Response 14:
     The revenue arrangements include revenue from sale of costumer placed equipment, e.g. switchboards and telephones, to our business customers. The standard sales agreement we use states that consideration from one element is contingent on the delivery of other elements. We have assessed the following five revenue recognition criteria in paragraph 14 of IAS 18:
         o  we have transferred the significant risk and rewards of ownership
         o we have retain neither continuing managerial involvement nor control over the goods sold
         o  we can measure the amount of revenue reliably
         o  it is probable that we will receive economic benefits
         o  we can measure the cost reliably.

     Historically we have always been able to deliver all elements. In accordance with paragraph 14 of IAS 18 we therefore recognize revenue arrangements with multiple deliverables as separate units of accounting, independent of any contingent element related to the delivery of additional items or other performance conditions.

     The arrangements fulfill the four revenue recognition criteria in SAB
     104. However, under US GAAP, EITF No. 00-21 "Accounting for Revenue Arrangements with Multiple Deliverables", paragraph 15 such revenue from delivery of one element can only be recognized as revenue to the extent that this is not contingent on further delivery of other elements. Such limitation is not included in IAS 18, and accordingly we have a reconciliation item to US GAAP. As at December 31, 2005 a gain before tax of DKK 3m (December 31, 2004: DKK 1m) was deferred under US GAAP.

     We will in future filings expand our disclosure regarding the types of transactions that are considered revenue arrangements with multiple deliverables and our accounting policy as well.


Balance Sheet Items, page F-59

Comment 15:

     Please provide us with a rollforward of equity attributable to Company shareholders under US GAAP from December 31, 2004 to December 31, 2005.

Response 15:
    The development in equity attributable to Company shareholders under US GAAP can be specified as follows:

                                                                       DKKm
                                                                   ---------

     Equity under US GAAP attributable to Company shareholders
     at December 31, 2004                                            39,663
     Net income under US GAAP attributable to Company                 7,229
     shareholders
     Currency translation adjustment, foreign enterprises
                                                                      (175)
     Reversal of currency translation adjustment, foreign
     enterprises                                                         27
     Additional minimum pension liability, recognized under
     SFAS 87                                                          (174)
     Tax related to changes in equity                                   (3)
     Distributed dividends                                          (2,706)
     Dividends on treasury shares                                       266
     Acquisition of treasury shares                                   (310)
     Disposal of treasury shares                                        116
     Share-based payment                                                 40
    ------------------------------------------------------------------------
     Equity under US GAAP attributable to Company
     at December 31, 2005                                            43,973
    ------------------------------------------------------------------------


                                    * * * *

The company acknowledges that

o the company is responsible for the adequacy and accuracy of the disclo-sure in the filings;
o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me on +45-33437650 if you have any questions regarding this submission. Additionally, please do not hesitate to contact PricewaterhouseCoopers, our independent accountants, directly by contacting Fin T. Nielsen (lead audit partner) at +45-3945-9110 or John Abbott (SEC designated reviewer), at (973) 236-5958.

Thank you for your consideration of this submission.

Yours sincerely,


Hans Munk Nielsen
Chief Financial Officer


Copy to: Fin T Nielsen
         John S Abbott
         PricewaterhouseCoopers LLP